UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Bon-Ton Stores, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

09776J101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No.	Page 2 of 8

1.	Names of Reporting Persons. DW Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 525,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 525,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person PN, IA

13G
CUSIP No.	Page 3 of 8

1.	Names of Reporting Persons. DW Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 525,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 525,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person PN, IA

13G

This Schedule 13G Amendment is being filed on behalf of DW Partners, LP, a Delaware limited partnership (“DWP”) and DW Investment Partners, LLC, a Delaware limited liability company (“DWIP”), relating to the Common Stock, $.01 par value, (the “Common Stock”), of The Bon-Ton Stores, Inc. a Pennsylvania corporation (the “Issuer”).

This Schedule 13G Amendment relates to Common Stock of the Issuer purchased by DWP through the accounts of certain private funds (collectively, the “Funds”). DWP serves as the investment manager to the Funds and may direct the vote and dispose of the 525,000 shares of Common Stock held by the Funds. DWIP serves as the general partner of DWP and may direct DWP to direct the vote and disposition of the 525,000 shares of Common Stock held by the Funds

CUSIP No.

ITEM 1.

(a) Name of Issuer: The Bon-Ton Stores, Inc.

(b) Address of Issuer’s Principal Executive Offices: 2801 East Market Street, York, Pennsylvania 17402-67

ITEM 2.

(a) Name of Person Filing: DW Partners, LP (“DWP”) and DW Investment Partners, LLC (“DWIP”).

(b) Address of Principal Business Office, or if None, Residence:

590 Madison Avenue, 9th Floor

New York, NY 10022

(c) Citizenship: DWP is a limited partnership organized under the laws of the State of Delaware. DWIP is a limited liability company organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Common Stock, $.01 par value (the “Common Stock”).

(e) CUSIP Number: 09776J101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

13G

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: DWP and DWIP are the beneficial owners of 525,000 shares of Common Stock.

(b) Percent of class: DWP and DWIP are the beneficial owners of 2.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 525,000 by 18,178,127, the number of shares of Common Stock issued and outstanding as of November 27, 2015, as reported in the Issuer’s most recent Form 10-Q filed on December 9, 2015.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

DWP, as the investment adviser to the Funds, may direct the vote and dispose of the 525,000 shares of Common Stock held by the Funds. DWIP, as the general partner of DWP, may direct it to direct the vote and dispose of the 525,000 shares of Common Stock held by the Funds.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP. N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)

DW Partners, LP
By:	DW Investment Partners, LLC, general partner

/s/ Shawn R. Singh
(Signature)

By:	Shawn R. Singh, Authorized Person
(Name/Title)

DW Investment Partners, LLC

/s/ Shawn R. Singh
(Signature)

By:	Shawn R. Singh, Authorized Person
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.